SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2024

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________

Commission File number 1-3247

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CORNING INCORPORATED
INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CORNING INCORPORATED
ONE RIVERFRONT PLAZA
CORNING, NY 14831

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Benefits as of December 31, 2024 and 2023, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2024 and supplementary information, together with the report of the Independent Registered Public Accounting Firm dated June 16, 2025. The required financial statement schedules, if any, are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibit:

Exhibit 23 – The consent of Insero & Co. CPAs, LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Corning Incorporated Benefits Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

THE CORNING INCORPORATED
INVESTMENT PLAN

Date: June 16, 2025	By /s/	DAVID N. SUCHSLAND
David N. Suchsland
Chair
Corning Incorporated Benefits Committee

 Corning Incorporated
Investment Plan
Financial Statements and Supplemental Schedule
December 31, 2024 and 2023

Corning Incorporated Investment Plan Index December 31, 2024 and 2023

*	Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Corning Incorporated Benefits Committee and
the Participants of the Corning Incorporated Investment Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Corning Incorporated Investment Plan (the Plan) as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Respectively submitted,

/s/ Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan’s auditor since 2005.

Rochester, New York
June 16, 2025

Corning Incorporated Investment Plan Statements of Net Assets Available for Benefits December 31, 2024 and 2023

(in thousands)

	2024	2023
Assets
Interest in Corning Incorporated
Master Investment Trust at fair value	$4,040,959	$3,734,104
Receivables:
Notes receivable from participants	22,275	20,092

Net assets available for benefits	$4,063,234	$3,754,196

The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment Plan Statement of Changes in Net Assets Available for Benefits Year Ended December 31, 2024

(in thousands)

Additions to net assets attributed to:
Investment income
Plan's interest in the Corning Incorporated Master Investment Trust investment income	$548,494
Interest income from notes receivable from participants	1,718
550,212

Contributions
Employer, net of forfeitures applied	48,162
Participant	153,309
201,471

Total additions	751,683

Deductions from net assets attributed to:
Benefits paid directly to participants	442,112
Administrative expenses	1,001
Total deductions	443,113

Net increase	308,570

Transfers from Corning Incorporated Investment Plan for Unionized Employees	468

Net assets available for benefits
Beginning of year	3,754,196
End of year	$4,063,234

The accompanying notes are an integral part of these financial statements.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2024 and 2023

1.	Description of Plan

General
The following brief description of the Corning Incorporated Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

The Plan is a defined contribution profit-sharing plan established in January 1967 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Administration
The Plan is administered by the Corning Incorporated Benefits Committee (the “Benefits Committee”), which is appointed by either the Senior Vice President of Global Compensation and Benefits or the Senior Vice President of Human Resources of Corning Incorporated (the “Company”). Except for matters relating to the Plan’s investment options, the Benefits Committee administers the Plan in accordance with its terms and applicable laws and has all necessary and appropriate powers to carry out the provisions of the Plan.

The Investment Committee, appointed by the Chief Financial Officer, is generally responsible for the investment options under the Plan.

Trustee and Recordkeeper
The Plan’s assets are held by The Bank of New York Mellon, as trustee (the “Trustee”). The recordkeeper is Empower Retirement, LLC.

Eligibility
The Plan covers most employees of the Company and participating subsidiaries who are not members of a union. An employee is eligible for participation in the Plan upon reaching the age of 18 and completing one year of eligible service service (or if earlier, upon satisfying the special service requirements with respect to employee contributions for certain long-term part-time employees). Notwithstanding the foregoing, an employee who has attained age 18 and is scheduled on a normal basis to work at least 16 hours a week shall be immediately eligible.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged for withdrawals and administrative expenses. Trustee and investment management fees are deducted from the earnings credited to participants’ accounts. A flat monthly fee is charged to each participant’s account to defray certain administrative expenses of the Plan and is determined by the Plan administrator. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested balance.

Vesting
Participants are vested immediately in their contributions plus actual earnings thereon. Company contributions to the Plan are fully vested after three years of service. All Company contributions become fully vested upon attainment of Early or Normal Retirement Age, total and permanent disability, or death.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2024 and 2023

Contributions – Employer
Employees receive matching contributions that equal 100% of the first 2% of eligible pay contributed and 50% of the next 4% of the eligible pay contributed.

Forfeiture balances of terminated participants’ non-vested accounts are used to reduce future employer contributions to the Plan.

Contributions – Participants
Generally, participants may contribute up to 75% of their eligible compensation to the Plan on a before-tax basis, after-tax basis or any combination of the two. Effective January 1, 2024, participants may also include contributions on a Roth basis, subject to the 75% limit from any combination of the three contribution bases.

The maximum amount a participant could contribute in total to the Plan on a before-tax basis or Roth basis in 2024 was $23,000. The Plan permits employees who have attained age 50 or older during a given year to contribute additional before-tax or Roth amounts up to the prescribed Internal Revenue Code (“IRC”) limitation for “catch-up contributions.”

The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan or they make an affirmative election to contribute to the Plan. Automatically enrolled participants have their before-tax deferral rate set at 6% of eligible compensation. New employees have 90 days in which to change or opt-out of this provision before deferrals begin.

Such auto-enrolled new employee shall have their before-tax contribution automatically increased annually in 1% increments until the employee’s contribution percentage reaches 10% of eligible compensation, provided the employee has not elected to opt-out of the automatic increase feature.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2024 and 2023

Participants may elect to have their contributions invested in the investment options listed below:

Vanguard Federal Money Market Fund
Vanguard Total Bond Market Index Trust
Vanguard Total Stock Market Index Trust
Vanguard Total International Stock Market Index Trust
Vanguard Target Retirement 2070 Trust Select
Vanguard Target Retirement 2065 Trust Select
Vanguard Target Retirement 2060 Trust Select
Vanguard Target Retirement 2055 Trust Select
Vanguard Target Retirement 2050 Trust Select
Vanguard Target Retirement 2045 Trust Select
Vanguard Target Retirement 2040 Trust Select
Vanguard Target Retirement 2035 Trust Select
Vanguard Target Retirement 2030 Trust Select
Vanguard Target Retirement 2025 Trust Select
Vanguard Target Retirement 2020 Trust Select
Vanguard Target Retirement Income Trust Select
Corning Common Stock Fund (a)

(a)	The Corning Common Stock Fund was closed to new money effective July 1, 2009.

Payment of Benefits
Benefit payments are made upon retirement (i.e., at least age 55 with five years of service), or in the event of a participant’s total and permanent disability, death or other termination of employment. A retired participant can elect to receive distributions in a lump sum, installments, or intermittent withdrawals. The Plan also provides for withdrawals by participants prior to termination in certain instances.

Administrative Expenses
Plan expenses can be paid by the Plan or the Company.

Notes Receivable from Participants
Participants are eligible to obtain loans from the Plan. Loans are limited to one loan per participant with a repayment term not to exceed 4.5 years, except for primary residence loans for which the term may not exceed ten years. The maximum amount of any loan is the lesser of one-half of the vested account balance or $50,000. The interest rate on a loan is established by the Benefits Committee. Participants are charged a fee on all loans, which reduces the loan proceeds.

2.	Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods could differ from those estimates.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2024 and 2023

Basis of Allocation from the Corning Incorporated Master Investment Trust
The Plan has a specific interest in the Corning Incorporated Master Investment Trust (the “Master Trust”) in which another plan sponsored by the Company also participates. The Plan’s specific interest in the Master Trust is credited or charged for contributions, transfers, and benefit payments relating to its participants. Realized gains and losses and changes in net unrealized appreciation or depreciation on investments, income (loss) from investments and expenses reflect the Plan’s specific interest in the Master Trust.

Valuation of Master Trust Investments
Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability at the measurement date. See Note 4 for further discussion of fair value measurements.

Interest is accrued by the Master Trust as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded by the Master Trust on a trade-date basis. Realized gains and losses for security transactions are reported using the average cost method. Unrealized gains and losses represent the difference between the cost and fair value of securities. Net appreciation/depreciation includes unrealized and realized gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits
Benefits are recorded when paid.

New Accounting Standards
There were no new accounting standards adopted during the year ended December 31, 2024 that materially impacted the Plan's disclosures.

Risks and Uncertainties
The Plan’s investments are exposed to various risks, such as changes in interest rates, credit risks and market returns. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of these investments, it is at least reasonably possible that changes in valuations in the near term would materially affect participants’ account balances and the amounts of such investments reported in the Plan’s financial statements.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2024 and 2023

3.	Investments

The following presents the Master Trust’s investments and the Plan’s interest in Master Trust, at fair value, at December 31 (in thousands):

	2024		2023
	Master Trust Balance	Plan's Interest in Master Trust Balance	Master Trust Balance	Plan's Interest in Master Trust Balance
Collective Trust Funds	$3,941,764	$3,598,232	$3,652,246	$3,336,992
Short-Term Investment Funds	224,827	190,789	239,250	200,191
Corning Common Stock	310,647	243,401	235,790	185,552
Preferred Stock	387	—	387	—
	4,477,625	4,032,422	4,127,673	3,722,735

Receivable from Securities Sold, Dividends, and Other	9,881	8,552	13,065	11,580
Accrued Investment Manager Fees	(50)	(15)	(238)	(211)
	$4,487,456	$4,040,959	$4,140,500	$3,734,104

Investment income of the Master Trust for the year ended December 31, 2024 is as follows (in thousands):

Master Trust
Net appreciation in fair value of investments	$596,975
Interest and dividends	19,652
Total investment income	$616,627

4.	Fair Value Measurements

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) 820, Fair Value Measurement and Disclosure (“ASC 820”) defines the fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2024 and 2023

ASC 820 also establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;
●	Quoted prices for identical or similar assets or liabilities in inactive markets;
●	Inputs other than quoted prices that are observable for the asset or liability; and
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There were no changes in the methodologies used at December 31, 2024 and 2023.

Corning common stock and short-term investment funds: Valued at the closing price reported on the active market on which the individual securities are published.

Collective trust funds: Valued at the net asset value (“NAV”) of shares held by the Master trust at year end. The NAV is used as a practical expedient to estimate fair value. The NAV is obtained from information provided by the investment advisor and represents the fair value of the underlying investments.

Preferred stock: Valued at a fixed price as per information received from investment managers.

While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2024 and 2023

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2024 and 2023 (in thousands):

	Assets at Fair Value as of December 31, 2024
	Level 1	Level 2	Level 3	Total
Assets within the Master Trust:
Short-Term Investment Funds	$224,827	$—		$224,827
Preferred Stock			$387	387
Corning Common Stock	310,647			310,647

Total Investments	$535,474	$—	$387	$535,861

Investments Measured at Net Asset Value (a)				3,941,764

Total Investment at Fair Value				$4,477,625

	Assets at Fair Value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets within the Master Trust:
Short-Term Investment Funds	$239,250	$—		$239,250
Preferred Stock			$387	387
Corning Common Stock	235,790			235,790

Total Investments	$475,040	$—	$387	$475,427

Investments Measured at Net Asset Value (a)				3,652,246

Total Investment at Fair Value				$4,127,673

(a)	In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts included in the Corning Master Trust Fund (Note 3).

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2024 (in thousands):

Balance, Beginning of the year	$387
Unrealized gain (loss)	—
Balance, End of the year	$387

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2024 and 2023

5.	Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of Plan termination, all amounts credited to participants’ accounts will become 100% vested and will be distributed to participants in accordance with Plan provisions.

6.	Tax Status

The Plan received a favorable determination letter dated July 6, 2017 from the Internal Revenue Service (“IRS”) indicating that it meets the requirements of Section 401(a) and 501(a) of the IRC and has qualified status as an employee retirement plan. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. A Voluntary Correction Procedure (“VCP”) was filed in July 2021 related to certain distributions made from the Plan. Effective November 26, 2024, these matters are resolved and the Company entered into a closing agreement with the IRS. There was no impact to the Plan.

7.	Related Parties (in thousands)

Certain investments in the Master Trust are shares of the money market account managed by the Trustee. Transactions with this investment qualify as party-in-interest transactions. Notes receivable from participants also qualify as party-in-interest transactions.

The Master Trust held common stock issued by the Company of $310,647 and $235,790 as of December 31, 2024 and 2023, respectively.

Corning Incorporated Investment Plan Notes to Financial Statements December 31, 2024 and 2023

8.	Reconciliation of Financial Statements to Form 5500 (in thousands)

The following is a reconciliation of the financial statements as of and for the year ended December 31, 2024 to the Form 5500:

	2024	2023
Net assets available for benefits per the financial statements	$4,063,234	$3,754,196
Amounts allocated to withdrawing participants	(3,689)	(1,032)

Net assets available for benefits per the Form 5500	$4,059,545	$3,753,164

Benefits paid directly to participants per the financial statements	$442,112
Add: Amounts allocated to withdrawing participants at December 31, 2024	3,689
Less: Amounts allocated to withdrawing participants at December 31, 2023	(1,032)

Benefits paid to participants per the Form 5500	$444,769

Net increase in net assets available for benefits per the financial statements	$308,570
Change in amounts allocated to withdrawing participants	(2,657)

Net income per the Form 5500	$305,913

Corning Incorporated Investment Plan Schedule of Assets (Held at End of Year) December 31, 2024

(in thousands)

Identity of Issuer,	Description of Investment Including
Borrower, Lessor or	Maturity Date, Rate of Interest,	Current
Similar Party	Collateral, Par, or Maturity Value	Value

Maturity dates ranging from 2025 through
* Participant loans	2034 and interest rates ranging from	$22,275
4.25% - 9.75%

* Denotes party-in-interest